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                   Astris Energi Inc. · 6-K ·

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 2, 2004

Commission File Number:  0-30628

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Description:

First Quarter Statements for period ending March 31, 2003

News release, dated June 2, 2004.

Exhibit 1

Astris Energi Inc.

(A Development Stage Company)

Consolidated Interim Financial Statements

(Canadian Dollars)

(Unaudited – See Notice to Reader)

March 31, 2004 and 2003

Notice to Reader

To the Directors of

Astris Energi Inc.

I have compiled the consolidated balance sheets of Astris Energi Inc. as at March 31, 2004 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended from information provided by management.  I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Charles Havill

Oakville, Canada

May 28, 2004

Chartered Accountant

Astris Energi Inc.

(A Development Stage Company)

Consolidated Interim Balance Sheet

(Canadian dollars)

(Unaudited – See Notice to Reader)

March 31,

2004

2003

Assets

Current

Cash

$

583,337

$

217,058

Receivables

2,492

29,549

Prepaid expenses and deposits

220,485

457,585

Goods and Services Tax receivable

22,442

828,756

704,192

Capital assets

37,729

22,255

$

866,485

$

726,447

Liabilities

Current

Payables and accruals

$

383,787

$

285,543

Goods and Services Tax payable

9,497

383,787

295,040

Advances from related parties (Note 4)

100,000

100,000

483,787

395,040

Shareholders’ Equity

Share capital (Note 6)

4,097,895

3,523,808

Contributed surplus (Note 6)

2,393,860

Deficit

(6,109,057)

(3,192,401)

382,698

331,407

$

866,485

$

726,447

Contingency – (Note 8)

Commitments – (Note 9)

Astris Energi Inc.

(A Development Stage Company)

Consolidated Interim Statement of Loss and Deficit

(Canadian dollars)

(Unaudited – See Notice to Reader)

Three months ended March 31,

2004

2003

Revenues

Sales (Note 7)

$

5,662

$

9,074

Foreign exchange

6,031

3,438

11,693

12,512

Expenses

Subcontract

222,637

149,747

General and administrative

327,757

100,262

Professional fees

37,367

23,273

Interest (Note 5)

3,000

3,000

Amortization

1,819

1,361

592,580

277,643

Net loss for the period

(580,887)

(265,131)

Deficit, beginning of period

(5,528,170)

(3,242,557)

Deficit, end of period

$

(6,109,057)

$

(3,507,688)

Loss per common share, basic and diluted

$

(0.029)

$

(0.016)

Astris Energi Inc.

(A Development Stage Company)

Consolidated Interim Statement of Cash Flows

(Canadian dollars)

(Unaudited – See Notice to Reader)

Three months ended March 31,

2004

2003

Operating

Net loss for the period

$

(580,887)

$

(265,131)

Items not requiring cash

- amortization

1,819

1,361

- consulting fees paid in capital stock

-

to non-related parties.

200,945

34,163

- consulting fees paid in capital stock

-

to related parties.

84,295

67,131

Net change in non-cash working capital balances

       related to operations

(278,516)

(215,749)

(572,344)

(378,225)

Investing

Purchase of capital assets

(6,424)

(10,655)

(6,424)

(10,655)

Financing

Advances from related parties

(8,400)

Issuance of common shares (Note 6)

814,320

360,400

814,320

352,000

Net increase (decrease) in cash during the period

235,552

(36,880)

Cash, beginning of period

347,785

253,938

Cash, end of period

$

583,337

$

217,058

Net change in non-cash operating working capital

Receivables

$

(1,492)

$

891

Prepaid expenses and deposits

(183,279)

(307,808)

Investment tax credits refundable

216,608

Goods and Services Tax receivable

(6,322)

Payables and accruals

(87,423)

(125,440)

$

(278,516)

$

(215,749)

Astris Energi Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Canadian dollars unless otherwise stated)

(Unaudited – See Notice to Reader)

March 31, 2004 and 2003

1.

Description of Business and Going Concern

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Ontario, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage.  Currently the Company has two projects under development.

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses.  At March 31, 2004, the Company continues to expend cash amounts that significantly exceed revenues.  These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due.  Management is considering various alternatives, including possible private placements to raise capital in fiscal 2004.  Nevertheless, there is no assurance that these initiatives will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.

Unaudited interim financial statements

The unaudited balance sheet at March 31, 2004 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2004 and 2003, have been prepared in accordance with Canadian generally accepted accounting principals (“GAAP”) on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003.  These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented.  Results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.  These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2003.

3.

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements reflect the accounts of the Company and its subsidiary, Astris Inc., which was acquired on December 31, 1995.  All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated.  Amortization is provided over the useful lives of these assets, calculated as follows:

Office furniture and equipment

20% declining balance

Leasehold Improvements

20% straight line per annum

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred.  Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

4.

Advances from Related Parties

The following amounts have been advanced from related parties:

2004

2003

Debenture due to shareholders

$

100,000

$

100,000

Debenture due to shareholders

The debenture due to shareholders is secured and bears interest at 12% per annum.  Unpaid interest, accrued to March 31, 2004, totalling $3,000, is included in payables and accruals.  There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment until after January 1, 2005.  Accordingly, the amount payable under the debenture has been classified as a long-term liability.  The debenture is collateralized by a fixed and floating charge on all of the assets and business of Astris Inc.

5.

Related Party Transactions

The Company has a 30% ownership interest in Astris s.r.o., a Czech company, in which the remaining 70% is owned by a company owned by a major shareholder of the Company (Macnor Corporation).  The Company’s 30% interest in losses of Astris s.r.o. has been applied to its investment.  This investment is accounted for on the equity basis.  As the Company’s share of losses is in excess of the original investment, the investment has been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o.  To facilitate these activities, the Company advances funds to them.  In addition, the Company sells its products to Astris s.r.o., as required.  Included in prepaid expenses and deposits is an amount of $ 200,000 advanced to Astris s.r.o.  When this amount (or any part of it) has been utilized by Astris s.r.o. for the purpose for which the funds were advanced, it will be expensed.

For the three months ended March 31, 2004, the following amounts were due as interest to related parties:

Director, officer and shareholder

$ 1,200 (2003 - $ 1,200)

Former director and shareholder

$ 1,200 (2003 - $ 1,200)

Director and shareholder

$    600 (2003 - $    600)

6.

Share Capital

Share capital consists of the following:

Authorized:

60,000,000 common shares

10,000,000 preferred shares

Issued and outstanding:

Common Shares

#

$

Balance as at December 31, 2003

19,230,425

3,343,853

Issued in the period ending March 31, 2004

-

in exchange for consulting and

professional fees and expenses

from non-related parties

306,040

200,945

-

in exchange for consulting fees and

expenses from related parties

101,448

84,295

-

issued for cash

1,336,114

814,320

  1,743,602

1,099,560

Balance as at March 31, 2004

20,974,027

4,443,413

No preferred shares have been issued.

For the three months ended March 31, 2003, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock.  The following were provided compensation for services as noted at a price between $0.23 (U.S.) and $0.29 (U.S.) per share:

Company controlled by a director

and officer

26,775 shares

Director

45,500 shares

Company controlled by a director

and officer

20,600 shares

Director and officer

99,810 shares

Non-related parties

235,950 shares

For the three months ended March 31, 2004, the Company agreed to settle obligations owing by the Company to certain directors and/or officers and consultants through the issuance of common shares of stock.  The following were provided compensation for services as noted at a price of $0.61 (U.S.) per share:

Company controlled by a director

and officer

17,565 shares

Director

34,820 shares

Company controlled by a director

and officer

17,565 shares

Officer

  5,195 shares

Director

  9,515 shares

Director and officer

  6,715 shares

Former director

  6,715 shares

Director

  3,358 shares

Non-related parties

306,040 shares

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company received a down payment for a private placement, 111,529 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $72,070 ($55,765 U.S.).  The common share purchase warrants are exercisable up to January 21, 2007, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.  The payment was shown as a deposit on shares on the balance sheet as at December 31, 2003.  On January 21, 2004 the remaining amount of $83,200 ($64,000 U.S.) due under the subscription agreement was received and a total of 239,529 common shares were issued, as well as, the remaining 128,000 common share purchase warrants at the same terms as above for a total of 239,529 common share purchase warrants.  The deposit on shares amount of $72,070 ($55,765 U.S.) was accounted for in the share capital and contributed surplus accounts and is part of the issuance of common share amount in the statement of cash flows.

Pursuant to a subscription agreement dated March 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 651,450 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $390,870 ($300,669 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share.  Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated March 26, 2004, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $138,080 ($106,216 U.S.).  The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated March 31, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $61,100 ($47,000 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share.  Each warrant entitles the holder to purchase one common share.

The weighted average number of shares outstanding during the three months ended March 31, 2004 is 20,102,226 (2003 – 17,158,803).  These figures are used for purposes of calculation of the loss per share.  No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees.  Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

There were no stock options granted to employees or non-employees during the three-month period ended March 31, 2004 and March 31, 2003 under the Company’s stock option plan.  There were no stock options which expired or were exercised during the three month period ended March 31, 2004.  In the period ended March 31, 2003, 500,000 options to purchase common shares were exercised at a price of $0.20 (U.S.) for total proceeds of $100,000 (U.S.).

As at March 31, 2004, the Company had a total of 6,943,279 (2003 – 2,212,500) common share purchase warrants issued.  These warrants have expiry dates ranging from September 2004 to November 2007.  The weighted average exercise price of the warrants was $ 0.72 (U.S.) (2002 - $ 0.50 U.S.).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions:  risk free interest rate of 2.34% to 2.98%, expected life of between 1 year and 3 years, expected volatility of between 90% and 183%, closing rate of exchange on the issue date and no dividends.  The total amount recognized in the contributed surplus account related to warrants during the three month period ending March 31, 2004 is $345,518 (2003 – nil) and is included in the statement of cash flows in the issuance of share amount of $742,251.

7.  Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  Substantially all of the Company’s long lived assets are located in Canada.  Revenue is derived primarily from the sale of goods and services to customers located as follows:

2004

2003

United States

$

2,077

$

4,103

Rest of World

3,585

4,971

 $     5,662

$     9,074

8.

Contingency

In 1999, a shareholder initiated a legal claim against the Company for repayment of advances in the amount of $315,287.  Management was of the opinion that this advance was repayable only if a certain level of external financing had been raised.  Since this level of financing was not achieved, there was no requirement to repay the advance.

In February 2001, the shareholder gave notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the Ontario Superior Court of Justice with the result that the entire claim was dismissed in November 2002.

An Appeal of the November 2002 judgment was heard by the Ontario Court of Appeal on January 29, 2004. The decision of that court remains under reserve. The outcome of that appeal is indeterminate. However, during the appeal, the shareholder reduced his claim to $709,287.  In December 2002, the Company was awarded net costs in the amount of $81,000 from the original case but the amount is not collectible unless a favourable decision for the Company is made by the Ontario Court of Appeal.  The effect of loss, if any, which may be sustained upon the ultimate resolution of this matter, will be reflected prospectively in the period of resolution.

9.

Commitments

The Company has a realty lease for two adjacent units.  The lease has an annual cost of $ 39,360 to October 31, 2004 and $ 40,560 to October 31, 2005, plus proportionate share of common costs and GST.

10.    Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

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Exhibit 2

MISSISSAUGA, ONTARIO, CANADA, June 2, 2004 --  Astris Energi Inc. (OTC Bulletin Board -ASRNF), the world’s leading alkaline fuel cell (AFC) technology company,  announced today unaudited results for the first quarter and three months ended March 31, 2004. All amounts are in Canadian dollars unless otherwise indicated.

Revenue from product sales decreased to $5,662 for the first quarter of 2004 from $9,074 for the first three months of 2003, reflecting a decrease in sales primarily of the Company’s older model fuel cells.  A late-stage development company, Astris’ expenses continued to exceed revenue and the Company reported a loss of $580,887 for the first quarter which compares with a loss of $265,131 for the first three months of 2003.  The increase is due to gearing up for pilot production of the POWERSTACK™ MC250.

The Company increased its cash position from $217,058 at March 31, 2003 to $583,337 at March 31, 2004, representing its highest cash position to date.  The Company raised $742,250 through the issuance of common shares to private investors during the first quarter. Shareholders’ deficiency at March 31, 2004 was $6,109,057.

“We are focused on progressing to pilot production of our POWERSTACK™ MC250, which would increase revenues significantly,” said Jiri Nor, President and Chief Executive Officer.  “We have been encouraged by the continued interest both of private investors as seen by the recent investment activity, and of companies well positioned to partner with Astris.”

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  Over the past 20 years, more than $17 million has been spent on the development of Astris’AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004.  Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris  Energi Inc.

Phone:  905-608-2000

Fax:

905-608-8222

E-mail: adurkacz@astris.ca

Note: Parties interested in receiving Astris news releases or corporate documents may e-mail such a request to adurkacz@astris.ca .  They can also review the Company’s website at www.astris.ca or its public documents at www.sedar.com or www.sec.gov.

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